Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant To Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of May 2003                        Commission File Number 1-12090


                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)


                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X                              Form 40-F
                      ---                                       ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes                                          No  X
                ---                                         ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                        GRUPO RADIO CENTRO, S.A. DE C.V.

             ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING
             -------------------------------------------------------

SUMMARY OF THE RESOLUTIONS ADOPTED IN THE ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION - It was resolved to approve the report presented by the Administrative Council, the consolidated and individually audited financial statements of Grupo Radio Centro, S.A de C.V. and its subsidiaries, Inmobiliaria Radio Centro, S.A. de C.V., Radio Centro Publicidad, S.A. de C.V., Universal de Muebles e Inmuebles, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as well as the report of the record keeper, all of which are dated as of December 31, 2002.

SECOND RESOLUTION - It was resolved to grant the council, record keeper and employees of the company the most extensive possible release in accordance with the activities carried out by the company in the period concluded on December 31, 2002.

THIRD RESOLUTION - It was resolved that, from the net profits of the company for the period ended December 31, 2002, which were $2,164,058.00, the amount of $108,203.00 shall be used to increase legal reserves and that the remaining balance of $2,055,855.00 shall remain in the profit account pending future use.

FOURTH RESOLUTION - It was resolved to ratify the following individuals mentioned below as members of the Administrative Council, Executive Committee and Audit Committee and as record keeper:

                             ADMINISTRATIVE COUNCIL
                             ----------------------

OWNERS                                        SUBSTITUTE
------                                        ----------

Francisco Aguirre Gomez (President)           Francisco Aguirre Cranz
Maria Esther Aguirre Gomez (Vice-president)   Jose Luis Rodriguez Ibarra
Ana Maria Aguirre Gomez                       Rafael Marquez Aguirre
Maria Adriana Aguirre Gomez (Vice-president)  Juan Jose San Millan Casillas
Carlos Aguirre Gomez                          Sofia Aguirre Corcuera
Rafael Aguirre Gomez                          Mercedes de la Torre Grillot
Jose Manuel Aguirre Gomez                     Ernesto Aguilar Jaime
Pedro Beltran Nasr                            Arturo Yanez Flores
Sergio Nino Mayaudon                          Alvaro Fernando Fajardo de la Mora
Thomas Harold Raymond Moffet                  Nicholas Michael Graves
Luis de la Fuente Baca                        Javier Becerra Hernandez
Jose Raymundo Leal Marquez                    Jorge Altschuler Castro

         Mrs. Maria Esther Gomez de Aguirre shall be ratified as honorary life-long president of the Administrative Council, without being a member of the council.

         Mr. Alejandro Sepulveda de la Fuente and Mr. Antonio Ambrosi Herrera shall be ratified as secretary and substitute secretary of the Administrative Council, respectively, both without being members of council.

                               EXECUTIVE COMMITTEE
                               -------------------

                       Francisco Aguirre Gomez (President)
                           Maria Esther Aguirre Gomez
                             Ana Maria Aguirre Gomez
                           Maria Adriana Aguirre Gomez
                              Carlos Aguirre Gomez
                              Rafael Aguirre Gomez
                   Jose Manuel Aguirre Gomez (Vice-president)

                                 AUDIT COMMITTEE
                                 ---------------

                       Luis de la Fuente Baca (President)
                          Thomas Harold Raymond Moffet
                            Jose Manuel Aguirre Gomez

                                  RECORD KEEPER
                                  -------------

               C.P. Alejandro Martinez Correro         Owner
               C.P. Patricio Montiel Flores            Substitute

FIFTH RESOLUTION - It was resolved that the compensation for the members of the Administrative Council and the Executive Committee shall not be increased. For the members of the Audit Committee, a payment equivalent to the amount received for attending a session of the Council was proposed and in case the meeting lasts more than four hours, an additional payment shall be added. For the members who shall have to travel by plane, the costs of the flight and reasonable expenses incurred for the trip shall be paid, as well a payment equivalent to that received for attending a session of the Council for time traveled.

SIXTH RESOLUTION - It is resolved to continue the corresponding actions to implement the procedures as explained by the president of the assembly and which are described in paragraphs A through H:

A. That Nafin shall be substituted as trustee of the RC Trust, designating in its place GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria ("GE Capital") with the goal that GE Capital would oversee the RC Trust, consequently exchanging the shares issued originally in favor of Nafin for shares issued in favor of GE Capital.

B. To prolong the life of the RC Trust for twenty (20) more years starting June 29, 2003.

C. To modify the integration of the Technical Committee of the RC Trust.

D. That GE Capital, as trustee of the RC Trust, shall implement no later than June 29, 2003, with the participation of the common representative of the holders of the CPOs ("CPO's RC"), the withdrawal and cancellation of those CPOs belonging to Mexican holders, and the delivery to said holders of those corresponding shares by means of Indeval.

E. That rather than hold the shares issued with respect to those CPOs owned by foreign holders in the master trust of neutral investments of Nafin, and exchange prior CPOs for the new CPOs to be issued by the master trust starting on June 29, 2003, that said CPOs shall be kept as assets of the RC Trust.

F. That the shares representing up to 73.5% of the capital stock of Radio Centro shall be kept as assets of the RC Trust, with the understanding that the maximum number of CPOs that can be issued by the trustee shall be equal to the aforementioned 73.5% of the capital stock of Radio Centro, which shall only be kept by foreign holders, directly or through ADSs, starting on June 29, 2003, being noteworthy that GE Capital, in its function as trustee, would vote those trust shares in the same manner as that in which the majority of the capital stock of Radio Centro is voted.

G. That consequently the RC Trust shall be modified in accordance with the plan of the modifying agreement attached to these minutes.

H. That in order to implement and finalize the aforementioned procedures the following actions shall be carried out:

a. That the National Banking and Securities Commission ("CNBV") and General Office of Foreign Investment, depending on the Secretary of the Economy ("DGIE"), shall grant in due course the corresponding authorizations in accordance with the applicable legal ordinances.

b. That this general meeting of Radio Centro stockholders shall approve the aforementioned actions and, in particular, the exchange of the shares that correspond to the shares in favor of GE Capital.

c. That the meeting of shareholders of CPOs shall approve the aforementioned actions, including the modification of the corresponding offering document, in addition to all necessary legal procedures for such purpose in Mexico as well as in the United States of America, with the attendance and consent of the common representative.

d. That the Technical Committee of the RC Trust shall approve the aforementioned actions.

e. That the RC Trust modifying agreement attached to these minutes shall be finalized, in the terms eventually authorized by the CNBV, the DGIE, the meeting of CPO shareholders and the Technical Committee of the RC Trust.

f. That GE Capital, as trustee of the RC Trust, shall implement no later than June 29, 2003, with the participation of the CPO's RC, the withdrawal and cancellation of those CPOs belonging to Mexican holders, and the delivery to said holders of those corresponding shares by means of Indeval. To this effect, Radio Centro shall issue new shares representing those shares held by Mexican holders.

g. That, consequently, the registry corresponding to the RC Trust in the Federal Registry of Foreign Investment shall be updated.

SEVENTH RESOLUTION - It was resolved to arbitrarily designate as special delegates any of the individuals Francisco Aguirre Gomez, Carlos Aguirre Gomez, Alvaro Fajardo de la Mora, Alfredo Azpeitia Mera, Adolfo Acosta Noriega and Alejandro Sepulveda de la Fuente, so that they may carry out all necessary actions, including those before the relevant authorities, in particular the CNBV and the DGIE, to implement any proceeding, as well as any other necessary related action in the United Mexican States.

EIGHTH RESOLUTION - It was agreed that for the implementation of the aforementioned actions, any of people cited above shall have the powers stipulated in Articles 2554 (two thousand five hundred and fifty-four), 2587 (two thousand five hundred and eighty-seven) and 2593 (two thousand five hundred and ninety-three) of the Federal Civil Code and article 9 (nine) of the General Law of Securities and Credit Operations of the United Mexican States, with all general and special powers granted to them in accordance with the law.

NINTH RESOLUTION - It was resolved to partially amend the by-laws of the company in accordance with the plan attached to these minutes with the objective of complying with the general ordinances applicable to issuers of securities and other participants in the securities market, published by the CNBV in the March 19, 2003 edition of the Diario Oficial de la Federacion, and to approve the certified true copy of the by-laws according to the same plan and to provide said certified true copy to the CNBV, the Mexican Stock Exchange and investors.

TENTH RESOLUTION - It was resolved to designate as special delegates to this meeting the individuals Carlos Aguirre Gomez, Alvaro Fernando Fajardo de la Mora, Alejandro Sepulveda de la Fuente y Adolfo Acosta Noriega, so that any of them, arbitrarily, can appear as necessary before the notary public of his choosing to request and grant the total or partial authentication of these minutes, and additionally give notice, obtain permission and carry out the steps necessary to ensure the execution and validity of the resolutions enacted in this meeting.

ELEVENTH RESOLUTION - It was resolved to draft these minutes, which were approved prior to their reading, as executed and rendered official by the president, secretary and record keeper.


ERROR:


SAYS:

Shareholder

Bancomer, S.A. Fiduciary of the Trust
F/29307-6 represented by Mr. Adolfo Acosta Noriega


SHOULD SAY:

BBVA
Bancomer, S.A., Fiduciary of the Trust
F/29307-6 represented by Mr. Adolfo Acosta Noriega


ERROR:

SAYS:

Executive Committee

Ana Maria Aguirre Gomez (President)

SHOULD SAY:

Executive Committee

Francisco Aguirre Gomez (President)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Grupo Radio Centro, S.A. de C.V.
                                              (Registrant)


Date: May 27, 2003                            By: /s/ Pedro Beltran Nasr
                                                  ----------------------------
                                                  Name:  Pedro Beltran Nasr
                                                  Title: Chief Financial Officer